UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

 (Name of Issuer)

Acme United Corporation (ACU)

(Title of Class of Securities)

Common Stock

(CUSIP Number)

004816

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Brian S. Olschan

55 Walls Drive, Fairfield, CT 06824

(Date of Event which Requires Filing of this Statement)

November 12, 2011

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004816

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brian S. Olschan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[_]

	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 212,626

	8.	Shared Voting Power

	9.	Sole Dispositive Power 212,626

	10.	Shared Dispositive Power

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11.	Aggregate Amount Beneficially Owned by Each Reporting Person 212,626 (See Item 5 below)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

13.	Percent of Class Represented by Amount in Row (11) 6.1% (See Item 5 below)

14.	Type of Reporting Person (See Instructions) IN

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Item 1.	Security and Issuer

This Statement relates to shares of the common stock, $2.50 par value (“Common Stock”), of Acme United Corporation (the “Issuer”). The executive offices of the Issuer are located at 55 Walls Drive, Fairfield, Connecticut 06824.

Item 2.	Identity and Background

(a) Brian S. Olschan
(b) 55 Walls Drive, Fairfield, CT 06824
(c) President and Chief Operating Officer, Acme United Corporation, 55 Walls Drive, Fairfield, CT 06824
(d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
(e) The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
(f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Personal funds

Item 4. Purpose of Transaction

The Reporting Person acquired the Common Stock reported herein for investment purposes in open market transactions or upon exercise of stock options which the Company had granted to him as part of his compensation for serving as President and Chief Operating Officer of the Company. The Reporting Person intends to review his investment in the Company from time to time and, depending on market conditions and other factors that the Reporting Person deems relevant in making investment decisions, the Reporting Person may exercise all or any portion of exercisable options, make purchases or sales of Common Stock in open market or private transactions, sell all or any portion of the Common Stock the Reporting Person holds or subsequently acquires, or take other steps to increase or decrease his investment in the Company. The Reporting Person may in the future acquire additional stock options under the Company’s employee stock option plans in the ordinary course in connection with his service as an executive officer of the Company (See Item 5, below.).

As reported in Item 2 (c), above, the Reporting Person is the President and Chief Operating Officer of the Company and serves as a member of the Board of Directors of the Company, and in such capacities, the Reporting Person takes an active role in management of the Company and may be involved from time to time in consideration of matters specified in the next sentence.

Except as described above, the Reporting Person has no plans or proposals which relate to or would result in:

(a)        The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)        An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

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(c)        A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)        Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)        Any material change in the present capitalization or dividend policy of the Issuer;

(f)        Any other material change in the Issuer's business or corporate structure;

(g)        Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)        Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)        A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)        Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person is the beneficial owner of a total of 212,626 shares of Common Stock, including 173,050 shares issuable upon exercise of employee stock options (“Options”), representing approximately 6.1% of the shares of the Common Stock outstanding (based on 3,318,352 shares of Common Stock outstanding on March 20, 2015).  The Options were variously issued under the Company’s 2012 Employee Stock Option Plan and the Company’s 2002 Employee Stock Option Plan (together, the “Plans”).

(b) The Reporting Person has sole voting and dispositive power over the 39,576 shares which he holds, and, to the extent that the Reporting Person exercises all or any portion of the Options referred to in paragraph (a) of this Item 5from time to time, the Reporting Person will have sole voting and dispositive power over the shares of Common Stock issued upon exercise of such Options.

(c) Set forth below is certain information regarding transactions in the Common Stock that were effected by the Reporting Person during the past 60 days.

	Option Grants		(1)
Transaction		Price per
Date	Shares	Share
2/24/2015	4,000	$ 19.18

(1) The Company granted the options to the Reporting person under the Company's 2012 Employee Stock Option Plan.

(d)     None

(e)     Not applicable

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Options were granted to the Reporting Person on various dates under the respective Plans. The Reporting Person is a party to certain option grant agreements under the Plans.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Name

1.1	Acme United Corporation 2012 Employee Stock Option Plan, as amended (1)

1.2	Acme United Corporation 2002 Employee Stock Option Plan, as amended (2)

(1) Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012.

(2) Incorporated by reference to the Company’s Proxy Statement dated March 20, 2015

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 23, 2015
Date
/s/ Brian S. Olschan
Signature
Brian S. Olschan/President & Chief Operating Officer
Name/Title

Signature

Name/Title

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